February 3, 2026

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Duluth Holdings Inc.

 Form 10-K for Fiscal Year Ended February 2, 2025

 Annual Report to Security Holders for Fiscal Year Ended February 2, 2025

 Item 2.02 Form 8-K dated December 16, 2025

 File No. 001-37641

Dear Ms. Franks and Ms. Lumley:

On behalf of Duluth Holdings Inc. (the “Company”), we are providing the following response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated January 21, 2026.

Annual Report to Security Holders for Fiscal Year Ended February 2, 2025

2024 Performance Review

Financial Results

1.

Please reconcile Adjusted Diluted EPS, a non-GAAP financial measure presented here and under Summary of Financial Performance, to its most directly comparable GAAP measure. Refer to Item 100(a) of Regulation G.

Response:

We respectfully acknowledge the Staff’s comment and we advise that in future annual reports to security holders, we will include a table that reconciles any non-GAAP financial measure to its most directly comparable GAAP measure, including any reconciliations required in our Annual Report to Security Holders for Fiscal Year Ended February 1, 2026.

By way of example, the following is a reconciliation of Adjusted Diluted EPS that was included in our earnings release furnished as part of the Current Report on Form 8-K, dated March 11, 2025.

DULUTH HOLDINGS INC.

Reconciliation of Net Loss to Adjusted Net Loss and Adjusted Net Loss to Adjusted EPS

(Unaudited)

	Three Months Ended		Twelve Months Ended
	February 2, 2025		February 2, 2025
(in thousands, except per share amounts)	Amount	Per share	Amount	Per share
Net loss attributable to controlling interest	$(5,586)	$(0.17)	$(43,671)	$(1.31)
Plus: Restructuring expenses	—	—	7,748	0.23
Plus: Impairment expenses	2,998	0.09	2,998	0.09
Income tax effect of adjustments to net loss	(690)	(0.02)	(2,472)	(0.07)

Adjusted net loss before valuation allowance	(3,278)	(0.10)	(35,397)	(1.06)
Plus: Valuation allowance	1,796	0.05	11,847	0.36

Adjusted net loss attributable to controlling interest	$(1,482)	$(0.04)	$(23,550)	$(0.71)

Item 2.02 Form 8-K dated December 16, 2025

Duluth Holdings Inc. Announces Third Quarter 2025 Financial Results Duluth Holdings Inc. Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss) and Adjusted Net Income (Loss) to Adjusted EPS, page 9

2.

We note your non-GAAP adjustment labeled “tax valuation allowance” reflected in your Adjusted Net Income reconciliation. Please tell us what the adjustment represents, the reasons for excluding the changes in your tax valuation from the measure and why management believes the adjustment is meaningful and appropriate. In addition, please tell us how the adjustment is consistent with Questions 100.01 and 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response:

The “tax valuation allowance” adjustment represents a discrete, non-cash charge recorded to establish a valuation allowance against deferred tax assets. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. A valuation allowance is established if it is more likely than not that some portion or all of the deferred income tax asset will not be realized. The Company considers this a discrete adjustment rather than a reflection of the Company’s ongoing performance. It also does not preclude our business from utilizing the underlying tax credits for which the valuation allowance was established.

Management believes excluding this discrete tax item is meaningful because it allows investors to evaluate the Company’s core results on a basis consistent with prior periods and provides better visibility into the underlying tax rate associated with normalized operations.

As noted above, the “tax valuation allowance” is not a normal operating expense, but rather an allowance we have recognized on an infrequent basis. Accordingly, under Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, we do not view the adjustment as misleading.

We also view the “tax valuation allowance” adjustment as consistent with Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations because the adjustment does not impact taxes paid in cash.

Notwithstanding the foregoing, to further simplify our non-GAAP presentation and enhance consistency with the Staff’s guidance, we will exclude the ‘tax valuation allowance’ as an adjustment in our Adjusted Net Income reconciliation in future filings and press releases.

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures. We believe these responses address the Staff’s comments. Please contact the undersigned at with any further questions.

Sincerely,

/s/ Heena K. Agrawal

Heena K. Agrawal

Senior Vice President and Chief Financial Officer, Duluth Holdings, Inc.